Diversified Asset Allocation Funds/GoalLink® Merger

Continuum of Approaches to Help Participants Meet Retirement Goals Style-Based Fund Approach “Static” Asset Allocation Approach “Active” Asset Allocation Approach “Target Date” Asset Allocation Approach “Do-It Yourself” “Professionally Built” “Professionally Built & Active” “Professionally Built, Retirement Date Aware & Active” • Participant selects individual style-based funds and constructs a diversified portfolio by him/herself • Participant monitors building blocks • Manual rebalancing • Participant changes strategic mix of funds as moves through lifecycle • Participant selects an asset allocation fund based on risk tolerances and return objectives • Investment manager monitors building block appropriateness for guidelines of asset allocation fund • Automatic rebalancing to target • Participant changes asset allocation fund as moves through lifecycle • Participant selects an asset allocation fund based on risk tolerances and return objectives • Investment manager monitors building blocks • Built in flexibility to adjust asset allocation within bands to current market environment • Thoughtfully rebalance based on current market environment • Participant changes asset allocation fund as moves through lifecycle • Participant selects an asset allocation fund based on target retirement date • Investment manager monitors underlying building blocks • Built in flexibility to adjust asset allocation within bands to account for current market environment • Thoughtfully rebalance based on current market environment • Investment manager changes strategic mix of funds as participant moves through lifecycle

Style-Based Fund Approach “Static” Asset Allocation Approach “Active” Asset Allocation Approach “Target Date” Asset Allocation Approach Therefore, SEI has decided to merge the Diversified Asset Allocation into the GoalLink Funds SEI is moving clients towards portfolios that incorporate current market conditions into active asset allocation decisions SEI Offers Options For All Plan Sponsors SEI Solution Core Funds Diversified Asset Allocation Funds GoalLink Funds Target Date Funds

Merger of Diversified Funds to GoalLink® Funds Diversified Fund (9/30/10) Conservative Income 24.89% stock, 54.92% bond, 20.19% cash Conservative 39.95% stock, 60.06% bond* Moderate Growth 59.93% stock, 40.07% bond* Market Growth (new name) 59.81% stock, 40.18% bond* Aggressive Growth (new name) 79.92% stock, 20.09% bond* US Stock 98.96% stock, 1.04 Cash Aggressive Stock (new name) 98.97% stock, 1.03 Cash Merges into GoalLink Fund Conservative Strategy 19.94% stock, 66.07% bond, 13.99% cash Moderate Strategy 36.91% stock, 63.09% bond* Market Growth Strategy 61.97% stock, 38.03% bond* Market Growth Strategy 61.97% stock, 38.03% bond* Aggressive Strategy 75.98% stock, 24.02% bond* Aggressive Strategy 75.98% stock, 24.02% bond* Aggressive Strategy 75.98% stock, 24.02% bond* Allocations for period ending 9/30/10. *Bond allocations include a small cash position (.16% -1.19%). to support trading.

GoalLink strategies have similar asset allocations to the current Diversified Asset Allocation Funds…

Fund weightings as of 9/30/2010

	Diversified Funds							GoalLink Funds (9/30/10)			
	Cons. Income	Cons.	Mod. Growth	Market Growth*	Agg. Growth**	U.S. Stock	Agg. Stock***	Cons.	Mod.	Market Growth	Agg.
SIMT Large Cap	21.14	27.13	40.70	38.07	50.86	84.06	62.78	2.99	6.98	38.87	47.84
SIMT Small Cap	3.75	4.81	7.22	6.75	9.02	14.90	11.13			6.01	8.01
SIT International Equity		8.01	12.01	13.98	18.01		23.03			9.00	12.01
SIT Emerging Equity				1.01	2.03		2.03			6.09	8.12
SIMT US Managed Vol.								7.01	13.02		
SIMT Global Managed Vol.								9.94	16.91		
SIMT High Yield Bond				6.02	3.01			10.04	13.06	13.05	11.80
SIT Emerging Debt				1.00						8.04	12.06
Total Growth	25	40	60	67	83	99	99	30	50	81	100
SIMT US Fixed Income	54.92	59.06	39.05	31.97	16.02			14.01	18.77	16.75	
SIMT Real Return Bond								10.99	11.00	2.00	
SDIT ST Government Bond								20.03	14.03		
SDIT Ultra Short Bond								7.00			
SIMT Enhanced Income								4.0	6.01		
Prime Obligation (Cash)	20.19	1.00	1.02	1.19	1.06	1.03	1.03	13.99	0.22	0.19	0.16
Total Stability	75	60	40	33	17	1	1	70	50	19	0

* Formerly known as Diversified Global Moderate Growth; ** Formerly known as Diversified Global Growth. *** Formally known as Diversified Global Stock. Not all GoalLink strategies are shown above. GoalLink suite also includes a Defensive Model (most conservative) and a Core Model (risk/return characteristics in between Moderate and Market Growth).

…however they include new building blocks and active asset allocation adjustments

	Benchmark Weightings (9/30/10)*					Fund Weighting (9/30/10)*			
	Conservative	Moderate	Market Growth	Aggressive		Conservative	Moderate	Market Growth	Aggressive
Russell 1000 Index	3.0	7.0	40.0	52.0	SIMT Large Cap	2.99	6.98	38.87	47.84
Russell 2000 Index			6.0	8.0	SIMT Small Cap			6.01	8.01
MSCI EAFE Index			12.0	15.0	SIT International Equity			9.00	12.01
MSCI Emerging Market Index			3.0	5.0	SIT Emerging Equity			6.09	8.12
Russell 3000 Index	7.0	13.0			SIMT US Managed Vol.	7.01	13.02		
MSCI World Index	10.0	17.0			SIMT Global Managed Vol.	9.94	16.91		
BofA ML US High Yeild Master	10.0	13.0	11.0	9.75	SIMT High Yield Bond	10.04	13.06	13.05	11.80
JP Morgan EMBI global diversified			6.0	10.0	SIT Emerging Debt			8.04	12.06
Total Growth	30	50	78	100	Total Growth	30	50	81	100
Barclays Agg. Bond	14.0	18.75	19.75		SIMT US Fixed Income	14.01	18.77	16.75	
Barclays 1-5 year tips	11.0	11.0	2.0		SIMT Real Return Bond	10.99	11.00	2.00	
BofA ML 1-3 US treasury index	20.0	14.0			SDIT ST Government	20.03	14.03		
Barclays Short US treas. 9-12 month	7.0				SDIT Ultra Short Bond	7.00			
3 month LIBOR	4.0	6.0			SIMT Enhanced	4.0	6.01		
IMoneyNet First Tier Institutional	14.0	0.25	0.25	0.25	Prime Obligation (Cash)	13.99	0.22	0.19	0.16
Total Stability	70	50	22	0		70	50	19	0

* Index and Fund Holdings as of 9/30/10. Holdings are subject to change. Index weightings shown are based on the blended benchmark allocations for each Fund.

Disclosures This material represents an assessment of the market environment at a specific point in time and is not intended to be a forecast of future events, or a guarantee of future results. This information should not be relied upon by the reader as research or investment advice regarding the funds or any stock in particular, nor should it be construed as a recommendation to purchase or sell a security, including futures contracts. There is no assurance as of the date of this material that the securities mentioned remain in or out of SEI funds. SEI Investments Management Corporation (SIMC) SIMC is the adviser to the SEI Funds, which are distributed by SEI Investments Distribution Co. (SIDCo.) SIMC and SIDCo are wholly owned subsidiaries of SEI Investments Company. For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com. Free copies of such materials are also available on the SEC website (http://www.sec.gov). Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information that should be considered carefully before investing (including the funds’ investment objectives, strategies, fees, expenses and risk considerations). There are risks involved with investing, including loss of principal. Current and future portfolio holdings are subject to risks as well. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Narrowly focused investments and smaller companies typically exhibit higher volatility. Bonds and bond funds will decrease in value as interest rates rise. High yield bonds involve greater risks of default or downgrade and are more volatile than investment grade securities, due to the speculative nature of their investments. Diversification may not protect against market risk. There is no assurance the objectives discussed will be met. Past performance does not guarantee future results. This is not an offer to sell, nor a solicitation of an offer to buy, shares of the GoalLink Funds.